U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39137

Fresh2 Group Limited

650 Fifth Avenue, Suite 2416

New York, NY 10019-6108

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 File Numbers 333-265413 and 333-259748 and our Registration Statement on Form F-3 File Number 333-256630

Entry into Material Agreements

On July 28, 2023, Fresh2 Group Limited (the “Company”) entered into a Share Purchase Agreement with New-Horizon Bio-Medical Science Co., Ltd. (“New-Horizon”), a Hong Kong company focused on bio-medical technology, under which the Company agreed to sell 100% of the shares of AnPac Bio-Medical Technology (Lishui) Co., Ltd., a subsidiary based in Lishui, China, which has experienced significant financial losses in its operations and is not expected to achieve a breakeven point in the immediate future, to New-Horizon in consideration of RMB1.00. The closing is expected to take place within 30 days from the execution of the agreement.

On July 28, 2023, the Company entered into a Share Purchase Agreement with New-Horizon, under which the Company agreed to sell 100% of the shares of Anpac Technology USA CO., LTD., a subsidiary based in Pennsylvania and California, to New-Horizon in consideration of US$1.00. The closing took place simultaneously with the execution of the agreement.

On July 28, 2023, the Company entered into a Share Purchase Agreement with Ningkasai Technology (Shanghai) Co., Ltd. (“Ningkasai”), a PRC high-tech company specialized in nanotechnologies for life science applications, under which the Company agreed to sell 100% of the shares of Changhe Bio-Medical Technology (Yangzhou) Co., Ltd., a subsidiary based in Yangzhou, China, to Ningkasai in consideration of RMB1.00. The closing is expected to take place within 30 days from the execution of the agreement.

Exhibit	Description
10.1	Share Purchase Agreement dated July 28, 2023
10.2	Share Purchase Agreement dated July 28, 2023
10.3	Share Purchase Agreement dated July 28, 2023

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresh2 Group Limited

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

Dated: August 15, 2023

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